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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
On or about June 24, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the RNS Announcement and the Investor Presentation.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 1: RNS Announcement, dated June 17, 2011.

Exhibit 2: Investor Presentation, dated June 17, 2011.

PART III. CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by KazakhGold Group Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on June 20, 2011.

2

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

June 20 , 2011

(Date)

3

For immediate release	17 June 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus which will be published shortly in accordance with the Prospectus Directive and made available on the KazakhGold website, www.kazakhgold.com

PROPOSED COMBINATION
of
KAZAKHGOLD GROUP LIMITED
and
OJSC POLYUS GOLD

The Board of KazakhGold Group Limited (“KazakhGold”) and OJSC Polyus Gold (“Polyus Gold”) are pleased to announce the proposed combination of KazakhGold and Polyus Gold (the “Proposed Combination”), which, if completed, would result in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold, currently the indirect controlling shareholder of KazakhGold.

The Proposed Combination, if completed, will create a single holding company listed on the London Stock Exchange owning the businesses of both KazakhGold and Polyus Gold, thereby unifying the shareholder bases of the respective companies.

Background

On 9 July 2009, Polyus Gold, through its indirect wholly-owned subsidiary, Jenington International Inc. (“Jenington”), made a recommended partial offer to acquire 50.1% of the issued and to be issued share capital of KazakhGold (the “Partial Offer”). The Partial Offer was declared unconditional on 14 August 2009. As part of the Partial Offer, Jenington also agreed to underwrite the USD 100 million equity capital raising of new KazakhGold Shares which was placed with Jenington and a number of qualified investors on 1 July 2010 (the “Placing”). Accordingly, Jenington now owns 65% of the issued share capital of KazakhGold.

Since acquiring its interest in KazakhGold in 2009, Polyus Gold has managed KazakhGold and, through Jenington, has funded the development and operations of KazakhGold through two USD 50 million shareholder loans in 2009 and 2010 as well as a further aggregate USD 10.675 million loaned in 2011.

On 30 June 2010, the Board of KazakhGold announced a proposed combination of KazakhGold and Polyus Gold, which would have resulted in KazakhGold acquiring all or substantially all of the issued share capital of Polyus Gold (the “2010 Proposed Combination”). The 2010 Proposed Combination was terminated on 26 October 2010, following the announcement by the Ministry of Industry and New Technologies of the Republic of Kazakhstan (“MINT”) that it annulled the prior decisions of the competent authorities in Kazakhstan granting waivers of the state’s pre-emptive right to acquire KazakhGold securities, including the waivers obtained for the 2010 Proposed Combination.

On 10 April 2011, KazakhGold and AltynGroup Kazakhstan LLP (“AltynGroup”) (a limited liability partnership controlled by members of the Assaubayev family) entered into a Restated and Amended Principal Agreement (the “Amended Principal Agreement”) providing for the sale of the shares of KazakhGold’s operating subsidiaries in Kazakhstan, Romania and Kyrgyzstan (the “KazakhGold Operating Subsidiaries”), for an aggregate consideration of USD 509 million as well as the provision by the buyer of funds required for KazakhGold to repay USD 62,044,198.05 in outstanding principal amount of loans advanced by Jenington, together with accrued interest. The sale, which is subject to a number of conditions, is to be made in two tranches, with the sale of 51% of KazakhGold’s Operating Subsidiaries to occur by 12 September 2011 and the sale of the remaining interests to be completed by 31 December 2012.

On 10 April 2011, KazakhGold, Jenington and members of the Assaubayev family and certain related companies also entered into a settlement deed which provides for the settlement and release of all orders, judgments and claims outstanding between them, without any admission of liability on either part (the “Settlement Deed”). All the conditions to the effectiveness of the Settlement Deed have been obtained, including the waivers from the MINT of its pre-emptive rights of KazakhGold securities and the issuance to KazakhGold of an irrevocable documentary letter of credit for USD 100 million, which is available for drawdown in certain circumstances, including as partial payment on completion of the first tranche of the sale of the shares in KazakhGold’s Operating Subsidiaries which is to occur by 12 September 2011 under the terms of the Amended Principal Agreement.

All governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold to consummate the Proposed Combination have been received.

Terms of the Proposed Combination

The Proposed Combination is to be effected through a series of transactions, including an exchange of new KazakhGold Shares and GDRs for Polyus Gold common shares and ADSs (represented by ADRs). Under the terms of the Proposed Combination, the consideration to be offered to Polyus Securityholders will be as follows:

•	for each Polyus Share:	17.14 KazakhGold GDRs

•	for each Polyus ADS*:	8.57 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

In determining the Exchange Ratio, the Board of KazakhGold took into account, among other things, the relative financial position of Polyus Gold and KazakhGold, Polyus Gold’s operational outlook and the consideration payable by AltynGroup for KazakhGold’s Operating Subsidiaries.

The Exchange Ratio was determined based on the following assumed values:

•	each Polyus Share and every two Polyus ADSs of approximately USD 68.56;

•	each KazakhGold GDR of approximately USD 4.00.

Based on the above assumed values, the Exchange Ratio implies a value for the existing issued share capital of Polyus Gold of approximately USD13.1 billion.

On 17 June 2011 the Board of KazakhGold determined that the Exchange Ratio was fair from a financial point of view so far as the existing shareholders of KazakhGold were concerned. In arriving at this determination, the Board of KazakhGold took financial advice from HSBC Bank plc as financial adviser to KazakhGold.

As part of the Proposed Combination, KazakhGold is creating a Level I GDR programme which will be similar to the current Polyus Gold Level I ADR programme.

Intention to delist Polyus Gold ADSs

Following completion of the Proposed Combination, Polyus Gold intends to apply to the UKLA and the London Stock Exchange to have the Polyus ADSs delisted from the Official List and from the Main Market of the London Stock Exchange in accordance with the respective rules of the Financial Services Authority and the London Stock Exchange, and Polyus Gold may subsequently terminate its Level I ADR programme. In such circumstances, any remaining holders of Polyus ADSs would receive Polyus Shares in exchange for their Polyus ADSs. If the Proposed Combination does not complete, Polyus Gold will maintain the listing of the Polyus ADSs on the Official List and the Main Market.

Reasons for and benefits of the Proposed Combination

The Board of KazakhGold and Polyus Gold believe that the Proposed Combination will provide substantial benefits to both Polyus Gold and KazakhGold, as well as holders of their respective shares and depositary receipts, including:

Creation of a leading gold producer

The Proposed Combination will create one of the leading gold producers in the world and the largest pure gold mining company listed on the London Stock Exchange in terms of gold production and mineral resources. Based on the 2010 annual results for KazakhGold and Polyus Gold, the Combined Group had aggregate production of 1,386 thousand ounces in 2010, proven and probable reserves of 81.0 million ounces, and measured, indicated and inferred resources of 125.9 million ounces on 1 January 2010 (adding Polyus Gold reserves and resources as of January 2011 and KazakhGold reserves and resources as of May 2011, determined in accordance with the JORC Code at such date).

Strong platform for growth

The Board of KazakhGold and Polyus Gold believe that the Combined Group will have a strong platform for future growth in Russia and globally. The Proposed Combination will bring to the Combined Group the high quality assets of Polyus Gold, including Olimpiada, Blagodatnoye and Natalka, as well as Polyus Gold’s strong exploration and development portfolio.

Improved financial position for KazakhGold

Since completion of the Partial Offer, the KazakhGold Group has not been able to generate sufficient cash to service its debt, and has relied on funding supplied by Jenington to support its debt and other obligations. Polyus Gold has, through Jenington, funded the development and operations of KazakhGold through two USD

50 million shareholder loans, as well as further loans in an aggregate principal amount of USD 10.675 million loaned in 2011 to fund interest payments on the Senior Notes and other obligations of KazakhGold. The KazakhGold Group had a loss in 2010 of USD 57,271 thousand (compared to USD 143,739 thousand in 2009), and had cash outflows from operations in 2010 of USD 43,886 thousand (compared to USD 48,987 thousand in 2009). In the absence of the Proposed Combination, there can be no assurance that further financial support from Jenington or Polyus Gold will be forthcoming beyond 30 April 2012. If the Proposed Combination is completed, KazakhGold will be the parent company of the Polyus Group, enabling it, and indirectly the holders of the GDRs, to benefit from the enlarged group’s operating cash flows and improved liquidity.

Enhanced liquidity and visibility of the Combined Group

The Board of KazakhGold and Polyus Gold believe that, with an enlarged shareholder base and greater free float in USD terms following completion of the Proposed Combination, the Combined Group will benefit from enhanced liquidity in its GDRs, as well as increasing its visibility in the London equity market, resulting in a more transparent valuation for the Combined Group going forward.

Improved access to capital markets

Through the combination with Polyus Gold, the Board of KazakhGold and Polyus Gold believe that KazakhGold will have a more stable financial footing and will have access to more reliable sources of financing on more beneficial terms than those presently available to it. Polyus Gold is currently subject to limitations under Russian law on the aggregate number of depositary receipts it can have in issue, which restricts its capability to raise capital in the international equity markets and the ability of its shareholders to convert common shares into depositary receipts. The Board of KazakhGold and Polyus Gold expect the internationalisation of Polyus Gold through the combination with KazakhGold to give the Combined Group the ability to raise capital through a more direct access to international capital markets.

Enhanced corporate governance

The new board of KazakhGold is expected to have at least three independent non-executive directors. As GDR holders of the Combined Group, existing KazakhGold GDR holders will benefit from enhanced corporate governance through the appointment of at least two additional independent non-executive directors, and Polyus Securityholders will benefit from the appointment of at least one additional independent non-executive director to the Board of KazakhGold.

Attractive acquisition currency

The Board of KazakhGold and Polyus Gold believe that the Combined Group’s London Stock Exchange listing will provide an attractive acquisition currency for future expansion and consolidation opportunities within the gold sector, both regionally and globally.

Elimination of multiple trading platforms

The completion of the Proposed Combination will result in a single, London-listed investment opportunity for investors in the form of KazakhGold depositary receipts with one unified market capitalisation, eliminating the multiple trading platforms for investment in Polyus Gold or KazakhGold securities that currently exist.

Potential to move to a Premium Listing

Following the integration of the KazakhGold and Polyus Gold groups, the Combined Group will consider applying in due course to the UKLA for a Premium Listing of its ordinary shares on the London Stock Exchange, which would allow the Combined Group to seek future inclusion in key FTSE indices and which, the Board of KazakhGold and Polyus Gold believe, would lead to a re-rating of the Combined Group. Moving to a Premium Listing would also require enhancement to the corporate governance of the company and provide greater rights for minority shareholders than KazakhGold’s Jersey-incorporation and Standard Listing presently affords them. No final determination has been made to apply for a Premium Listing, and no assurance can be given that such a listing would be obtained.

Transaction structure

The Proposed Combination will be effected through a series of conditional transactions (each a “Transaction” and together, the “Transactions”). A brief description of each Transaction is set out below:

•	The Private Exchange Offer: KazakhGold will make a private exchange offer to Eligible Polyus Securityholders to exchange their Polyus Securities for KazakhGold GDRs on the following basis:

•	for each Polyus Share:	17.14 KazakhGold GDRs

•	for each Polyus ADS*:	8.57 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

–	The Private Exchange Offer is subject to a number of conditions, in particular, an acceptance condition of 16% of the issued and outstanding share capital of Polyus Gold, which, if not achieved, may result in the Proposed Combination not completing;

–	Other key conditions and details of the Private Exchange Offer are set out in Section 2 of Appendix II of this announcement.

•	The Principal Shareholders Option Agreement: KazakhGold has entered into an option agreement with the Principal Shareholders of Polyus Gold, granting KazakhGold the option to acquire the Polyus Securities owned by the Principal Shareholders or in which the Principal Shareholders are otherwise interested, comprising 96,636,443 Polyus Shares and 85,619,611 Polyus ADSs, representing in aggregate 73.2% of the issued and outstanding share capital of Polyus Gold, in exchange for KazakhGold Regulation S GDRs, using the same exchange ratio as is being used in the Private Exchange Offer

–	The exercise of the Principal Shareholders Option Agreement is subject to several conditions, including satisfaction of the acceptance condition under the Private Exchange Offer

•	The Jenington Option Agreement: KazakhGold has entered into an option agreement with Jenington, granting KazakhGold the option to acquire the Polyus Securities owned by Jenington comprising 10,776,161 Polyus Shares, representing in aggregate, approximately 5.65% of the existing issued share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is being used in the Private Exchange Offer

–	The exercise of the Jenington Option Agreement is subject to several conditions, including satisfaction of the acceptance condition under the Private Exchange Offer

The Transactions are described in more detail in Appendix II of this announcement and full details of the transaction structure will be set out in the Prospectus to be published shortly.

Following completion of the Private Exchange Offer and the exercise of the options under the Principal Shareholders Option Agreement and the Jenington Option Agreement, KazakhGold is expected to acquire approximately 94.8% of the issued share capital of Polyus Gold, as a result of which Polyus Gold will become a subsidiary of KazakhGold. On this basis:

•	existing Polyus Gold shareholders would hold approximately 96.3 per cent. of the Combined Group; and

•	existing KazakhGold shareholders would hold approximately 3.7 per cent. of the Combined Group.

The Transactions, if completed, would constitute a reverse takeover of Polyus Gold by KazakhGold.

Following completion of the Proposed Combination, subject to shareholder approval and admission of the new KazakhGold GDRs to the Official List and to trading on the London Stock Exchange, KazakhGold will be renamed “Polyus Gold International Limited”.

Changes to the Board of KazakhGold

Following completion of the Transactions, it is expected that a new Board of KazakhGold will be constituted. The composition of the new Board of Directors is expected to be determined by or shortly following the completion of the Proposed Combination and will include members from the current Board, as well as members from the Board of Directors of Polyus Gold. It is expected that the Board will include at least three Independent Directors following completion of the Proposed Combination, including Mr Adrian Coates and The Earl of Clanwilliam. It is expected that the new Directors will be appointed by the current KazakhGold Board, as permitted by the Company’s Articles of Association, for terms expiring at KazakhGold’s next Annual General Meeting in 2012.

Further information regarding the new board will be contained in the Prospectus to be published shortly.

Opinion of the Board of KazakhGold

On 17 June 2011, the Board of KazakhGold determined that the Exchange Ratio was fair from a financial point of view so far as the existing shareholders of KazakhGold were concerned. In arriving at this determination, the Board of KazakhGold took financial advice from HSBC Bank Plc as financial adviser to KazakhGold.

Support by the Board of Polyus Gold

The Board of Polyus Gold has expressed its support to the terms of the Proposed Combination, including the Private Exchange Offer.

Additional information

Additional information on the Proposed Combination can be found in the appendices to this announcement:

Appendix I:	Expected Timing of Principal Events

Appendix II:	Further details of the Proposed Combination

Appendix III:	Information on KazakhGold and Polyus Gold

The appendices form part of this announcement and must be read in conjunction with this section.

KazakhGold has prepared a Prospectus, which is expected to be published shortly, in connection with the issuance of the new KazakhGold Level I GDRs to be issued in the Private Exchange Offer and with the admission of such KazakhGold Level I GDRs and of KazakhGold Regulation S GDRs to the Official List and listing on the London Stock Exchange. The Prospectus will contain further information on the Proposed Combination, including the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement. The Prospectus will also contain detailed information on both KazakhGold and Polyus Gold.

On 17 June 2011, KazakhGold completed a consent solicitation of the USD 200 million Senior Notes permitting the Proposed Combination and the sale of KazakhGold’s Operating Subsidiaries to AltynGroup.

Copies of the Prospectus, when published, will be available for download from KazakhGold’s website at: http://www.kazakhgold.com/investor/ and will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom.

Commenting on the Proposed Combination, Evgeny I. Ivanov, Chief Executive Officer and Chairman of the Board of KazakhGold said:

“We are delighted to announce the Proposed Combination of Polyus Gold and KazakhGold, which will create the largest pure gold producer listed on the London Stock Exchange with high growth potential and exciting prospects. We expect the Combined Group to realise substantial value for the shareholders of both companies moving forward.”

Enquiries:

KazakhGold	+44 (0) 208 528 1450

Alexey V. Chernushkin, Director, Capital Markets and IR

Polyus Gold	+7 (495) 641 3377

Evguenia V.Buydina, IR manager

HSBC (financial adviser to KazakhGold)	+44 20 7991 8888

Sergei Chinkis
Abbas Merali

This section of the announcement should be read in conjunction with the full text of the remainder of this announcement. The expected timing of principal events is set out in Appendix I to this announcement. Appendix II sets out details of the Proposed Combination. Appendix III sets out information on KazakhGold and Polyus Gold and Definitions contains the definitions of certain terms used in this summary and in the attached announcement.

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the Proposed Combination and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. The terms and conditions of the Private Exchange Offer (as defined below) will be contained solely in the Private Exchange Offer Document, and the related Forms of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which will be published shortly in accordance with the Prospectus Directive and made available on the KazakhGold website, www.kazakhgold.com. The Private Exchange Offer will be made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus Securityholders are advised to read carefully the formal documentation in relation to the Private Exchange Offer once it has been dispatched. The Private Exchange Offer will be made solely through the Private Exchange Offer Document and the related Forms of Acceptance, which will contain the full terms and conditions of the Partial Exchange Offer.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Polyus Gold included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

No profit forecast

Nothing in this announcement is intended to be, or is to be construed as, a profit forecast or to be interpreted to mean that earnings per KazakhGold Share, KazakhGold GDR, Polyus Gold Share or Polyus Gold ADS for the current or future financial years, or those of either Polyus Gold or KazakhGold, will necessarily match or exceed the historically published earnings per KazakhGold Share, KazakhGold GDR, Polyus Gold Share or Polyus Gold ADS.

Forward looking statements

This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Polyus Gold, Jenington and KazakhGold. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold, Jenington and KazakhGold operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on Polyus Gold, Jenington and KazakhGold’s businesses. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold, Jenington and KazakhGold assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

Appendix I

Expected timing of principal events

The times, dates and events shown in this table are subject to change at the absolute discretion of KazakhGold.

DAY	EVENT

During the week commencing 20 June 2011	Private Exchange Offer Document and Prospectus expected to be made available to Eligible Polyus Securityholders and Private Exchange Offer opens for acceptance.

14 July 2011	KazakhGold Extraordinary General Meeting to approve the increase of KazakhGold’s authorised share capital and other matters.

5.00 p.m., New York City time, on 18 July 2011 (the “Expiration Time”)	Deadline for acceptances of the Private Exchange Offer.

Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream will establish their own earlier deadlines for giving instructions for accepting the Private Exchange Offer, which will be earlier than the Expiration Time.

Please note that Share Forms of Acceptance relating to Polyus Shares must be submitted to Computershare and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 18 July 2011.

On or about 18 July 2011	Subject to satisfactory acceptances under the Private Exchange Offer, KazakhGold intends to exercise the Options.

19 July 2011	RNS Announcement of the level of acceptances of the Private Exchange Offer.

By 25 July 2011	Settlement of the Private Exchange Offer, the Principal Shareholders Option Agreement and the Jenington Option Agreement.

On or about 25 July 2011	RNS Announcement of the Private Exchange Offer, the Principal Shareholders Option Agreement and Jenington Option Agreement having completed and admission of new KazakhGold GDRs to the Standard Listing segment of the Official List and to trading on the London Stock Exchange.

Appendix II

Further details of the Proposed Combination

1.	Transaction structure

The Proposed Combination will be implemented through a series of conditional Transactions which comprise:

•	the Private Exchange Offer;

•	the Principal Shareholders Option Agreement; and

•	the Jenington Option Agreement

The Proposed Combination constitutes, in effect, the reverse takeover of KazakhGold by Polyus Gold. Each of the Transactions is subject to conditions that must be satisfied or waived before it can be completed. Further information on each of the Transactions will be set out in the Prospectus, to be published shortly.

Following completion of the Private Exchange Offer and the exercise of the Principal Shareholders Option Agreement and the Jenington Option Agreement, KazakhGold is expected to acquire approximately 94.8% of the issued share capital of Polyus Gold, as a result of which Polyus Gold will become a subsidiary of KazakhGold. On this basis, more than 30% of the issued share capital of Polyus Gold would be acquired, and, under Russian law, a mandatory tender offer in cash for all of the remaining Polyus Shares would be required. Details of any mandatory tender offer will be announced at a later stage.

Following completion of the Proposed Combination, subject to shareholder approval at the Extraordinary General Meeting of KazakhGold shareholders, and admission of the KazakhGold GDRs to the Official List of the UKLA and to trading on London Stock Exchange, KazakhGold will be renamed “Polyus Gold International Limited”.

2.	The Private Exchange Offer

KazakhGold will make the Private Exchange Offer to Eligible Polyus Securityholders to acquire 16% of the issued Polyus Securities. It is expected that, subject to applicable securities laws, the Private Exchange Offer will be made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation, on the following basis:

•	for each Polyus Share:	17.14 KazakhGold GDRs

•	for each Polyus ADS*:	8.57 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

In determining the Exchange Ratio, the Board of KazakhGold took into account, among other things, the relative financial position of Polyus Gold and KazakhGold, Polyus Gold’s operational outlook, and the consideration payable by AltynGroup for the KazakhGold Operating Subsidiaries.

The Exchange Ratio was arrived at based on the following assumed values:

•	each Polyus Share and every two Polyus ADSs of approximately USD 68.56;

•	each KazakhGold GDR of approximately USD 4.00.

Based on the above assumed values, the Exchange Ratio implies a value for the existing issued share capital of Polyus Gold of approximately USD13.1 billion.

The Private Exchange Offer will be subject to the terms and conditions to be set out in the Private Exchange Offer Document and Forms of Acceptance, which conditions include those set out below, each of which may be waived (to the extent any such condition is capable of being waived) by KazakhGold at any time, in whole or in part, in its sole discretion:

1.	valid acceptances having been received by the Expiration Time of the Private Exchange Offer for 30,500,440 Polyus Securities representing in aggregate 16% of the existing issued and outstanding share capital of Polyus Gold;

2.	the Principal Shareholders Option Agreement and the Jenington Option Agreement remaining in full force and effect and the parties complying with their respective obligations under the Principal Shareholders Option Agreement and the Jenington Option Agreement;

3.	the Resolutions to be proposed at the Extraordinary General Meeting of KazakhGold shareholders having been duly passed at such meeting;

4.	all governmental and regulatory approvals, consents and waivers necessary to permit KazakhGold and other parties to the Transactions to consummate the Proposed Combination (or any one or more of them) having been received in form and substance satisfactory to KazakhGold and remaining in full force and effect;

5.	in KazakhGold’s opinion, no event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, that would or might prohibit, prevent, restrict or delay consummation of the Private Exchange Offer (or any other of the Transactions), shall have occurred; and

6.	in KazakhGold’s opinion, no action or proceeding shall have been instituted or threatened that would impair a contemplated purpose of the Private Exchange Offer (or the other Transactions), and no development shall have occurred that would materially or adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of KazakhGold or Polyus Gold, or their respective subsidiaries or affiliates, including, without limitation, the commencement of war, armed hostilities, terrorist action or any other international or national calamity.

KazakhGold reserves the right in its sole discretion to amend or extend the Private Exchange Offer or to terminate the Private Exchange Offer at any time and for any reason, including if any of the conditions are not satisfied (or, where capable of waiver, waived), up until completion of settlement under the Private Exchange Offer.

Additional information on the Private Exchange Offer will be set out in the Private Exchange Offer Document and the Prospectus, to be published shortly.

3.	The Principal Shareholders Option Agreement

KazakhGold has entered into the Principal Shareholders Option Agreement with entities beneficially owned by the Principal Shareholders of Polyus Gold. Under the Principal Shareholders Option Agreement, the Principal Shareholders have granted KazakhGold the option to acquire their entire holdings of Polyus Securities, representing, in aggregate 73.2% of the issued and outstanding share capital of Polyus Gold, using the same exchange ratio as is used in the Private Exchange Offer. The options under the Principal Shareholders Option Agreement are exercisable during the period commencing on 14 July 2011 and ending on the date falling 30 days thereafter or such later date as may be determined pursuant to the Principal Shareholders Option Agreement in the event that the Private Exchange Offer is extended. The Principal Shareholders Option Agreement is subject to conditions as to receipt and validity of governmental and regulatory approvals, the passing of the resolutions at the Extraordinary General Meeting of KazakhGold and receipt of acceptances in the Private Exchange Offer, as well as compliance by Nafta and Onexim with their respective obligations relating to the transfer of their Polyus Gold Securities under such agreement.

4.	Jenington Option Agreement

KazakhGold has entered into the Jenington Option Agreement under which Jenington has granted KazakhGold the option to acquire Jenington’s entire existing holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio applicable to Polyus Shares as is used in the Private Exchange Offer. The option may be exercised and exchange completed at any time prior to or after the Expiration Time of the Private Exchange Offer. The Jenington Option Agreement is subject to conditions as to receipt and validity of governmental and regulatory approvals, the passing of the resolutions at the Extraordinary General of KazakhGold and receipt of acceptances in the Private Exchange Offer.

Appendix III

Information on KazakhGold and Polyus Gold

1.	KazakhGold Group:

The KazakhGold Group is one of the leading gold mining companies in Kazakhstan based upon its gold resources.

The KazakhGold Group’s business dates back to 1929, when gold ore was discovered at the Aksu deposit in Northern Kazakhstan. Exploration began at the KazakhGold Group’s Bestobe and Zholymbet deposits in 1932. The KazakhGold Group’s principal mining operations are in Kazakhstan, comprising:

•	the Aksu mine (including the Aksu and adjacent Quartzite Hills deposits);

•	the Bestobe mine;

•	the Zholymbet mine; and

•	the Akzhal mine

In addition, the KazakhGold Group has development properties in Northern, Eastern and Central Kazakhstan, as well as in Romania and exploration projects at Yuzhny Karaultube and Kyzylsor.

On 9 July 2009, Jenington made the Partial Offer to shareholders of KazakhGold. The Partial Offer was declared wholly unconditional on 14 August 2009, following which Jenington became the KazakhGold Group’s controlling shareholder.

As part of the Partial Offer, Jenington also agreed to underwrite the Placing.

In April 2010, a pilot gold production programme began at the Akzhal deposit. The deposit is located in the Zharminsky district of Eastern Kazakhstan and contains 61.7 thousand tonnes of ore reserves category B+C1+C2 with the gold grade of 7.9 g/t. At the Akzhal deposit the KazakhGold Group launched a 0.3 mtpa pilot heap leaching facility which produces gold-bearing sorbent further processed at an in-house plant in Ust-Kamenogorsk (maximum processing capacity up to 5 tonnes or 160 k oz of doré gold per annum) to produce doré gold.

On 19 May 2010, the KazakhGold Group announced a development programme for upgrading its facilities with the goal of achieving an annual production level of 500 thousand troy ounces of gold by 2016.

In 2010, the KazakhGold Group produced 110.5 thousand ounces of gold and sold 103.3 thousand ounces of gold at an average achieved sale price of USD 1,107.8 per contained ounce. In 2010, the KazakhGold Group had revenue of USD 115.7 million and loss before income tax of USD 55.9 million. As at 31 December 2010, the KazakhGold Group’s total assets were USD 241.7 million.

Further information on KazakhGold will be set out in the Prospectus to be published shortly or are available on the KazakhGold website: http://www.kazakhgold.com/.

2.	Polyus Gold:

The Polyus Gold Group is an international gold mining company, the largest gold producer in Russia, according to the Russian Union of Gold Miners, and one of the world’s leading gold producers based on mineral resources and production volumes. The Polyus Gold Group develops and mines hardrock gold and alluvial gold deposits, with operations in the Krasnoyarsk, Irkutsk, Magadan and Republic of Sakha (Yakutia) regions of Russia, and, since August 2009, has held gold mining assets in Kazakhstan as a result of its acquisition of a controlling stake in KazakhGold. In 2010, the Polyus Gold Group produced 1.276 million troy ounces of gold, excluding 110 thousand ounces of gold produced by KazakhGold’s operations in 2010), or approximately 20% of total Russian gold production (1.231 million troy ounces in 2009, excluding 30 thousand ounces of gold produced by KazakhGold’s operations during August to December 2009, representing 19% of Russian gold production).

Polyus Gold estimates the mine life of the Polyus Gold Group’s mineral reserves base to amount to approximately 64 years of hardrock gold and approximately 9 years of alluvial gold. The Polyus Gold Group’s proved and probable reserves, estimated in accordance with JORC Code classifications, were 78.2 million troy ounces as at 1 January 2011.

For the year ended 31 December 2010, the Polyus Gold Group had total gold sales of USD 1,711 million, total sales of USD 1,749 million and profit before income tax of USD 481 million, and, as at 31 December 2010, total assets of USD 4,004 million and equity of USD 3,241 million.

The Polyus Gold Group’s major gold deposits are:

•	in the Krasnoyarsk region – the Olimpiada deposit, which is one of the largest gold deposits in Russia, the Blagodatnoye, Titimukhta, and Kvartsevaya Gora deposits, and the Razdolinskaya, Zyryanovskaya, Kuzeevskaya, and Panimba fields;

•	in the Irkutsk region – the Zapadnoye, Verninskoye, Pervenets and Chertovo Koryto deposits, and the Artemievskoye, Medvezhy and Mukodek goldfields, as well as 113 alluvial deposits;

•	in the Magadan region – the Natalka deposit and the Degdekan, Vostochnaya, Omchak and Chai-Yurinskaya fields;

•	in the Republic of Sakha (Yakutia) – the Kuranakh ore body and the Piniginskoye and Nezhdaninskoye deposits; and

•	following the completion of the Partial Offer on 14 August 2009, the Polyus Gold Group acquired Aksu, Bestobe and Zholymbet deposits in the Akmola region of the Republic of Kazakhstan, as well as a number of exploration and development properties in Kazakhstan, Romania and Kyrgyzstan.

Further information on Polyus Gold will be set out in the Prospectus to be published shortly or are available on the Polyus Gold website: http://www.polyusgold.com/eng/.

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise. The plural includes the singular and vice versa unless the context requires otherwise.

“ADRs”	American depositary receipt (s)

“ADSs”	the American depositary shares of Polyus Gold, with two ADSs representing one Polyus Share

“Clearstream”	Clearstream Banking, Société Anonyme

“Closing Price”	the middle market quotation as derived from the Daily Official List of the London Stock Exchange

“Combined Group”	the combined group resulting from the Proposed Combination

“Company”	KazakhGold Group Limited (expected to be renamed “Polyus Gold International Limited” on completion of the Proposed Combination)

“Computershare”	Closed Joint-Stock Company “Computershare Registrar”, a company incorporated and registered in the Russian Federation

“Depositary”	The Bank of New York Mellon, in its capacity as company depositary

“DTC”	The Depository Trust Company

“Eligible Polyus ADS Holders”	Polyus ADS Holders that are incorporated and registered, if applicable, and located outside of the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and legal entities incorporated, registered or located in the Russian Federation, that are “qualified investors” under the Russian Securities Market Law

“Eligible Polyus Securityholders”	Eligible Polyus Shareholders and Eligible Polyus ADS Holders

“Eligible Polyus Shareholders”	Polyus Shareholders that are incorporated and registered, if applicable, and/or located outside the Russian Federation and other jurisdictions in which the making and accepting the Private Exchange Offer is not permitted by applicable legislation, and certain individuals and legal entities incorporated, registered or located in the Russian Federation to whom the Private Exchange Offer Document will be addressed by KazakhGold, provided that they are “qualified investors” under the Russian Securities Market Law

“Euroclear”	Euroclear Bank N.V./S.A., as operator of the Euroclear system

“Exchange Ratio”	for each Polyus Share: 17.14 KazakhGold GDRs

for each Polyus ADS*: 8.57 KazakhGold GDRs

*Every two Polyus ADSs represent one Polyus Share.

“Expiration Time”	5.00 p.m., New York City time, or 10.00 p.m., London time, on 18 July 2011, or 01.00 a.m., Moscow time, on 19 July 2011, the deadline for acceptances of the Private Exchange Offer

“Extraordinary General Meeting”	the extraordinary general meeting of KazakhGold shareholders to be held at 10.00 a.m. on 14 July 2011

“Financial Services Authority” or “FSA”	the Financial Services Authority of the UK in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part VI of FSMA

“FSMA”	the Financial Services and Markets Act 2000

“GDRs”	the global depositary receipts of KazakhGold, each representing one Share, including the KazakhGold Level I GDRs and the KazakhGold Regulation S GDRs

“HSBC”	HSBC Bank plc

“Jenington Option Agreement”	the conditional option agreement between Jenington and KazakhGold pursuant to which KazakhGold has the option to acquire Jenington’s entire holding of 10,776,161 Polyus Shares, representing, in aggregate, approximately 5.65% of the existing issued ordinary share capital of Polyus Gold, in exchange for KazakhGold Shares, using the same exchange ratio as is used in the Private Exchange Offer

“KazakhGold GDRs”	KazakhGold Level I GDRs and KazakhGold Regulation S GDRs

“KazakhGold Group”	KazakhGold and its subsidiaries

“KazakhGold Level I GDRs”	Level I global depositary shares of KazakhGold

“KazakhGold Regulation S GDRs”	global depositary receipts of KazakhGold issued under KazakhGold’s GDR programme for the issuance of GDRs outside the United States

“KazakhGold Securities”	KazakhGold GDRs and/or KazakhGold Shares, as the case may be

“KazakhGold Shares”	ordinary shares of KazakhGold, each with a nominal value of £0.0001

“London Stock Exchange”	London Stock Exchange plc

“MICEX”	the Moscow Interbank Currency Exchange

“Nafta”	a privately-owned group of portfolio investment companies under the beneficial ownership of Mr. Suleiman Kerimov, including Nafta Moskva (Cyprus) Limited and Wandle Holdings Limited

“Official List”	the Official List of the UKLA

“Onexim”	a privately-owned group of companies under the beneficial ownership of Mr. Mikhail Prokhorov, including Onexim Holdings Limited, which is the shareholder and beneficial owner of Coverico Holdings Co. Limited and Bristaco Holdings Co. Limited

“Options”	each of (i) the options granted by entities under the respective beneficial ownership of Nafta and Onexim of Polyus Gold to KazakhGold to purchase the Polyus Securities under the Principal Shareholders Option Agreement and (ii) the option granted by Jenington to KazakhGold under the Jenington Option Agreement

“Polyus ADS Holders”	holders of Polyus ADSs

“Polyus ADSs”	Level I American depositary shares of Polyus Gold, with two Polyus ADSs representing one Polyus Share

“Polyus Gold”	OJSC Polyus Gold

“Polyus Securities”	the Polyus Shares and/or Polyus ADSs, as the case may be

“Polyus Securityholders”	the holders of Polyus Shares or Polyus ADSs, or both

“Polyus Shareholders”	the holders of Polyus Shares

“Polyus Shares”	the common shares of Polyus Gold, each with a nominal value of RUB 1.00

“Premium Listing”	a listing of equity shares on the premium segment of the UKLA’s Official List

“Principal Shareholders”	Nafta and Onexim

“Principal Shareholders Option Agreement”	the conditional option agreement between KazakhGold and entities beneficially owned by each of the Principal Shareholders of Polyus Gold, under which KazakhGold has the options to acquire Polyus Securities representing in aggregate 73.2% of the existing issued ordinary share capital of Polyus Gold using the same exchange ratio as is used in the Private Exchange Offer

“Private Exchange Offer”	the conditional private exchange offer by KazakhGold to acquire 16% of the issued Polyus Securities from Eligible Polyus Securityholders

“Private Exchange Offer Document”	the document to be issued by KazakhGold setting out the terms and conditions of the Private Exchange Offer together with the related forms of acceptance

“Prospectus”	the prospectus, to be issued by KazakhGold in connection with the Private Exchange Offer and admission of Level I KazakhGold GDRs and additional Regulation S/Rule 144A KazakhGold GDRs to the Official List

“Register”	the register of Polyus Shareholders held by Computershare

“RIS”	Regulatory Information Service, one of the regulatory information services authorised by the UKLA to receive, process and disseminate regulatory information in respect of companies listed on the London Stock Exchange

“RTS”	the Russian Trading System Stock Exchange

“RUB”	the lawful currency of the Russian Federation

“Russian Securities Market Law”	the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended

“Senior Notes”	KazakhGold’s USD 200 million 9.375% Senior Notes due November 2013

“Shareholders”	holders of Shares

“Shares”	ordinary shares of KazakhGold, each with a nominal value of £0.0001

“Standard Listing”	a listing of securities on the standard segment of the UKLA’s Official List

“Transactions”	the series of conditional transactions through which KazakhGold intends to acquire all or substantially all of the entire issued share capital of Polyus Gold including the Private Exchange Offer, and the exercise of the Options under the Principal Shareholders Option Agreement and the Jenington Option Agreement

“UKLA” or “UK Listing Authority”	the United Kingdom Listing Authority, a division of the FSA, in its capacity as the competent authority under Part VI of FSMA

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland

“United States” or “U.S.”	the United States of America, its territories and possessions, any state of the United States, the District of Columbia, and all other areas subject to its jurisdiction

“USD” or “United States dollars”	the lawful currency of the United States

Polyus Gold / KazakhGold

“Creating the leading UK listed gold company”

Investor presentation
17 June 2011

Cautionary statements

General

This document does not constitute or form part of any advertisement of securities, any offer or invitation to sell or issue or any solicitation of any offer to purchase or subscribe for, any shares in the Company or GDRs, nor shall it or any part of it nor the fact of its presentation or distribution form the basis of, or be relied on in connection with, any contract or investment decision.

This announcement does not constitute a prospectus or a prospectus equivalent document, but is an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which will be published in accordance with the Prospectus Directive and made available on the KazakhGold website, www.kazakhgold. com.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on assumptions made as to its completeness. No representation or warranty, express or implied, is given by the Company, its subsidiaries or any of their respective advisers, officers, employees or agents, as to the accuracy of the information or opinions or for any loss howsoever arising, directly or indirectly, from any use of this presentation or its contents.

This document is for distribution and the presentation is being made in the United Kingdom only to persons having professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”) . Any person who is not a relevant person should not act or rely on this presentation or any of its contents.

This document may include forward -looking statements. These forward -looking statements include matters that are not historical facts or statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates. By their nature, forwarding -looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company cautions you that forward -looking statements are not guarantees of future performance and that the Company’s actual results of operations, financial condition and liquidity and the development of the industry in which the Company operates may differ materially from those made in or suggested by the forward -looking statements contained in this document. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which the Company operates are consistent with the forward -looking statements contained in this document, those results or developments may not be indicative of results or developments in future periods. The Company does not undertake any obligation to review or confirm analysts’ expectations or estimates or to update any forward -looking statements to reflect events that occur or circumstances that arise after the date of this presentation.

By attending the presentation, you agree to be bound by the foregoing limitations, undertakings and restrictions.

Notice to US investors

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

Notice to Russian investors

Neither these written materials nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not "qualified investors" (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. These written materials and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of these written materials does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The global depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for "placement" or "public circulation" in Russia. The Private Exchange Offer has not been registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia; the Private Exchange Offer does not, and is not intended, to constitute a public offer in Russia.

The Private Exchange Offer is made to all existing Polyus Gold securityholders outside of the Russian Federation, Canada, Austral ia, Japan and any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Gold securityholders inside the Russian Federation that are "qualified investors" under Russian Law.

2

Combination of Polyus Gold and KazakhGold

The proposed combination of OJSC Polyus Gold and KazakhGold Group Ltd will combine the companies under a single LSE listing via KazakhGold (to be renamed “Polyus Gold International Ltd.”)

(1) Refer to endnote #1 (2) Refer to endnote #2 (3) Refer to endnote #3
3

Highlights of Polyus Gold International

■ Creating a leading UK listed gold company with a world class asset base

■ Increased visibility, enhanced liquidity and more transparent valuation

■ Strong margins, hedge free[1] and a net cash position of USD 301 m1

■ Improved access to international capital markets

■ Ability to more efficiently raise new equity or debt to fund growth

■ Enhanced corporate governance, including appointment of additional independent directors

■ Unified market capitalisation and elimination of duplicative listings

■ Ability to move to Premium Listing on London Stock Exchange, with potential for future re-rating
(1)	Refer to endnote #4
4

Key benefits for shareholders

Polyus Gold	■ Allows more efficient funding of the development of the combined group
■ Ability to raise capital through more direct access to international capital markets
■ Attractive acquisition currency for future expansion
■ Enhanced corporate governance, including appointment of an additional independent director
■ Elimination of multiple trading platforms

KazakhGold	■ Opportunity to participate in Polyus Gold’s high quality assets, strong platform for growth
■ Enhanced liquidity and visibility of the combined group
■ Removes subsidiary status of KazakhGold
■ Enhanced corporate governance, including appointment of additional independent directors
5

Transaction details

Terms
The consideration to be offered to Polyus Gold Securityholders
	■	8.57 KazakhGold Level I GDRs for every Polyus Gold ADR[1]
	■	17.14 KazakhGold Level I GDRs for every Polyus Gold ordinary share

The exchange ratio was determined based on the following assumed values
	■	Value per each Polyus Gold ordinary share and every 2 ADRs of approximately US$68.56
	■	Value per each KazakhGold GDR of approximately US$4.00

Private Exchange Offer (“PEO”)
	■	Offer made to qualified Polyus Gold shareholders and ADR holders to exchange their securities in Polyus Gold for new KazakhGold GDRs

	■	Minimum acceptance of 16% of Polyus Gold’s issued share capital

Principal Shareholders and Jenington Option Agreements
	■	ONEXIM, Nafta Moskva and Jenington have entered into irrevocable option agreements to exchange their Polyus Gold shareholdings for new KazakhGold ordinary shares and GDRs

	■	Exercised after receipt of satisfactory acceptances under the PEO

Post completion events
	■	KazakhGold to be renamed Polyus Gold International

(1) Refer to endnote #5
6

Transaction details (cont’d)

Value
	■	Market capitalisation of $12.7 billion[1]

Resulting ownership[2]
	■	Nafta Moskva	37.9%
	■	ONEXIM:	36.4%
	■	Jenington	8.2%
	■	Public float:	17.6%

Listing
■ Incorporated in Jersey
■ Listed on the Main Market of the London Stock Exchange

Key conditions
■ Valid acceptances under the Private Exchange Offer of 16% of the Polyus Gold share capital
■ Necessary regulatory approvals
■ Passing the resolutions at the KazakhGold Extraordinary General Meeting
■ Principal Shareholders Option Agreement and Jenington Option Agreement becoming unconditional and remaining in full force and effect

(1) Refer to endnote #6 (2) Refer to endnote #1
7

Resulting Polyus Gold International structure

(1) Refer to endnote #1 (2) Refer to Appendix I for more details	8

Corporate Governance

Board
	■	Polyus Gold International board is envisaged to include members of the current KazakhGold Board and members from the Board of Directors of Polyus Gold

	■	The new Board will include at least three independent directors

Corporate Governance

	■	Audit and Remuneration committees to be chaired by independent non-executive directors

	■	Possibility of moving Polyus Gold International to a Premium Listing on the London Stock Exchange, with improvements to corporate governance, such as:

		–	Requirement to comply with UK Combined Code (or explain non-compliance)

		–	Shareholder approvals to be sought for major corporate actions and notifications provided for other actions

		–	Prompt and frequent financial reporting with annual audited financial statements, half year financials and quarterly management statements

	■	Potential move to a Premium Listing to result in:

		–	Greater transparency for investors

		–	Greater shareholder protections

		–	Additional disclosure and reporting

9

Transaction timetable

Expected timing of principal events

■	Announcement of transaction	June 17

■	PEO document and Prospectus	Expected week
	available to eligible Polyus shareholders	commencing June 20

■	PEO open for acceptance	Expected week
commencing June 20

■	EGM of KazakhGold	July 14

■	Last day for acceptance under the PEO	July 18

10

Polyus Gold International – a global gold mining leader

■	Largest gold producer in the CIS region

■	One of the leading gold producers in the world

■	World class asset base, including some of the largest gold deposits globally

■	Experienced board and management team

■	Near term focus on low-cost gold projects

■	Low integration risk

(1) Refer to endnote #7 (2) Refer to endnote #8
11

Significant growth opportunities

Balanced portfolio of world class assets at all stages of development …

12

Positioning vs. other London - listed primary gold producers

Market Capitalisation [1] (US$bn)	Gold Production 2010a (k oz)[3]

Gold Resources [2,4] (m oz)	Total cash costs 2010a (US$ / oz)

…positions the company as the largest pure gold producer listed on the London Stock Exchange with an unmatched resource base and low cost profile and…

(1)	Refer to endnote #9	(4)	Refer to endnote #12
(2)	Refer to endnote #10	(5)	Refer to endnote #13
(3)	Refer to endnote #11
13

Core production assets

Olimpiada mine 2 BIOX plants Capacity 8 MTPA Krasnoyarsk region 2010 production: 584 k oz	Titimukhta mine RIP cyanide leaching plant Capacity 2.2 MTPA Krasnoyarsk region 2010 production: 100 k oz

KazakhGold 1 4 producing mines CIP and flotation plants + heap leaching Mill capacity ~1 MTPA Kazakhstan 2010 production: 110 k oz	Blagodatnoye mine CIP cyanide leaching plant Capacity 6.0 MTPA Krasnoyarsk region 2010 production: 249 k oz

Kuranakh mine RIP cyanide leaching plant + heap leaching Capacity 3.6 MTPA Yakutia region 2010 production: 120 k oz	Alluvial operations Washing machines and draglines + sluice enrichment Capacity up to 10 mln m3 Irkutsk region 2010 production: 197 k oz

(1) Subject to an agreement with AltynGroup which may result in asset sales. Refer to Appendix I for further detail
14

Core development assets

Natalka mine CIL and flotation plant Magadan region Capacity: 10 / 20 / 40 MTPA Capex: $1.1bn (1st phase) + $1.1bn (2nd & 3rd phase) Commissioning: 2013 Annual Au production: 1.4moz	Verninskoye mine CIL and flotation plant Irkutsk region Capacity: 2.2 MTPA Capex: $250m Commissioning: 2011 Annual Au production: 183koz	KazakhGold
4 producing mines
CIP and flotation plants + HL
Kazakhstan
Capacity: 8.2 MTPA
(BS)/14.7 MTPA (OS)[1] Capex: $545m (BS) / $700m(OS)
Annual Au production post
expansion: 500koz (BS)/ 600koz (OS)[1]

Phase I construction approved by the Board	Reserves increased to 5.8m ounces	Subject to an agreement with AltynGroup which may result in sale of assets[2]

(1) Refer to endnote #14
(2) Refer to Appendix I for more details
15

Promised growth delivery

PROJECT	STATUS

■ Commissioning of Mill-3 at Olimpiada	Done

■ Commissioning of Titimukhta	Done

■ Commissioning of Blagodatnoye	Done

■ Commissioning of Verninskoye	Expected this year

■ Construction of Natalka	Under way;
Phase I construction
approved
16

Strategy of the enlarged group

■ Optimization of production process at Olimpiada

■ Successful launch of Verninskoye

■ Permitting, financing, construction and launch of Natalka

■ Open for further acquisitions, specifically in the CIS

■ Consider moving to Premium Listing in the future

17

Appendix I
Transaction with AltynGroup

Transaction with AltynGroup

Transaction summary [1]

■ On 11 April 2011, KazakhGold entered into a binding agreement for the sale of its operating subsidiaries and settlement of the disputes with AltynGroup

■ The new agreement with AltynGroup requires the payment of US$509m by the end of 2012 in two tranches

■ In case where First Tranche payment does not take place, US$100m provided by AltynGroup will be used towards purchase of KazakhGold shares at US$6.53

First Tranche (by 12 Sep 2011)
	–	AltynGroup will acquire majority shareholdings in operating subsidiaries and will procure the following:

		–	US$260m, payable in cash, less the amount equal to US$31m Gold Lion loan (plus accrued nterest) with US$100 million already available to be drawn against a letter of credit

		–	Satisfactory guarantees for payments under the Second Tranche

		–	Funds to repay the shareholder loan from Jenington in the amount of US$62m (plus accrued interest)

		–	An irrevocable unconditional guarantee or stand-by letter of credit in respect of 51% of all sums payable under the US$200m Senior Notes due 2013

Second Tranche (by 31 Dec 2012)

	–	AltynGroup will acquire the remaining shareholdings in one or more staged payments under the following assumptions:

		–	US$249m, payable in cash, plus interest accrued at a rate of 9.375% per annum from the date of completion of the First Tranche

		–	An irrevocable unconditional guarantee or stand-by letter of credit in respect of proportionate ownership in the operating subsidiaries of all sums payable under the US$200m Senior Notes due 2013

(1) Refer to endnote #15
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Endnotes

1.	Based on the proposed exchange ratio. Core Polyus Shareholders includes ONEXIM, Nafta Moskva and Jenington.

2.	Combined market capitalisation is based on approx. 181m Polyus Gold shares participating in the Option Agreements and PEO and Polyus Gold ADR price of $34.83 or $69.66 per share and 42m KazakhGold GDRs not already owned by Jenington and KazakhGold GDR price of $3.18. All market prices based on market close as of 16 June 2011

3.	Based on Polyus Gold ADR price of $34.83 equivalent to $69.66 per Polyus Gold share and a total of 190.6m Polyus Gold shares outstanding. KazakhGold market capitalisation based on $3.18 GDR price and 119.6m shares outstanding. All market price based on market close as of 16 June 2011

4.	As of 31 December 2010

5.	Every 2 Polyus Gold ADRs represent 1 Polyus Gold common share

6.	Combined market capitalisation is based on approx. 181m Polyus Gold shares participating in the Option Agreements and PEO and Polyus Gold ADR price of $34.83 or $69.66 per share and 42m KazakhGold GDRs not already owned by Jenington and KazakhGold GDR price of $3.18. All market prices based on market close as of 16 June 2011

7.	Latest Polyus Gold and KazakhGold reserve and resource information

8.	Nezhdaninskoye GKZ compliant resources

9.	Source: Bloomberg. Market capitalisations of peers as at 16 June 2011. Polyus Gold Int’l market capitalisation is based on approx. 181m Polyus Gold shares participating in the Option Agreements and PEO and Polyus Gold ADR price of $34.83 or $69.66 per share and 42m KazakhGold GDRs not already owned by Jenington and KazakhGold GDR price of $3.18.

10.	Measured, Indicated an Inferred Resources

11.	Gold equivalent production based on company disclosure

12.	Gold equivalent resources. Polyus Gold International gold equivalent resources include 8.8m oz at KazakhGold and exclude Nezhdaninskoye GKZ compliant resources

13.	Centamin based on weighted average cash operating cost for the year

14.	BS – base case scenario, OS – optimistic scenario as per KazakhGold development strategy announced 19 May 2010

15.	Refer to KazakhGold announcement dated 11 April 2011 for more details

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